Contacts: **Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330
Carolyn Wang
WeissComm Partners
(415) 946-1065

PHASE 1/2 TRIAL OF MOTEXAFIN GADOLINIUM PLUS ANTIBODY TARGETED RADIATION THERAPY DEMONSTRATES HIGH COMPLETE RESPONSE RATE IN PATIENTS WITH NON-HODGKIN'S LYMPHOMA

SUNNYVALE, Calif., June 5, 2008 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today announced final data from a Phase 1/2 study showing a 46 percent complete response rate in patients with multiply recurrent non-Hodgkin's lymphoma (NHL) who were treated with motexafin gadolinium (MGd, Xcytrin®) in combination with Yttrium-90 Ibritumomab Tiuxetan (Zevalin™), an approved antibody-targeted radiation therapy. The data were presented during the 10th International Conference on Malignant Lymphoma being held this week in Lugano, Switzerland.

The Phase 1/2 study was conducted in 29 patients with advanced relapsed lymphomas, including 11 patients with aggressive lymphomas. Eighty-three percent of the patients were rituximab (Rituxan®) refractory. Patients were treated with a standard dose of Zevalin administered with 2.5 to 5.0 mg/kg of MGd given for six days. Of 28 evaluable patients, 46 percent showed a complete response and 11 percent showed a partial response for an overall response rate of 57 percent. Rituximab refractory patients showed an overall response rate of 86 percent, with a 64 percent complete response rate and a median time to progression of 14 months. Adverse events seen were related to bone marrow suppression, an expected side effect of treatment with Zevalin.

"Motexafin gadolinium has been shown to have single agent activity in lymphoma and is synergistic with radiation therapy. This study shows a high rate of durable complete responses, especially in rituximab refractory patients," said Andrew M. Evens, D.O., M.S., Department of Hematology/Oncology, Northwestern University Feinberg School of Medicine, and lead author of the study.

Pharmacyclics has been developing MGd for use in combination with radiation therapy for treatment of brain metastases from lung cancer. A previous phase 3 trial showed that the addition of MGd to whole brain radiation therapy (WBRT) improved the median time to neurologic progression from 10.0 months to 15.4 months (P=0.12). At the 2007 American Society of Clinical Oncology Annual Meeting (ASCO), Pharmacyclics announced final results from a Phase 2 clinical trial in patients with brain metastases indicating that MGd improved the efficacy of targeted stereotactic radiosurgery.

"These results in lymphoma are consistent with motexafin gadolinium's known synergy with radiation, especially with targeted radiation therapy given over a short time as is the case with Zevalin, and with stereotactic radiation," said Richard A. Miller, M.D., president and chief executive officer of Pharmacyclics, and a co-author on the lymphoma study.

Zevalin is a radiolabeled antibody approved for treatment of patients with relapsed non-Hodgkin's lymphoma. Zevalin binds to tumor cells and emits radiation to the tumor site. Previously reported studies in the literature have shown that Zevalin alone produces a 15% complete response rate with median time to tumor progression of about seven months in rituximab refractory patients.

About Motexafin Gadolinium (MGd, Xcytrin)

Pharmacyclics is developing MGd as an anti-cancer agent with a novel mechanism of action that is designed to selectively concentrate in tumors and induce apoptosis (programmed cell death). Its multifunctional mode of action, including its magnetic resonance imaging (MRI) detectability, provides the opportunity for MGd to be used in a broad range of cancers. At the 2007 American Society of Clinical Oncology Annual Meeting (ASCO), Pharmacyclics announced final results from a Phase 2 clinical trial indicating that MGd may improve the efficacy of stereotactic radiosurgery by enhancing the activity of radiation and by providing more accurate MRI treatment planning and better defining the treatment field in patients with brain metastases from solid tumors. MGd allowed physicians to identify occult brain metastases in 24% of patients that were missed with standard MRI contrast agents and were amenable to stereotactic radiosurgery.

MGd's non-overlapping toxicity makes it an appealing agent to use in combination with standard chemotherapy regimens. In previously conducted randomized trials, MGd combined with WBRT has been shown to prolong time to neurologic progression in patients with brain metastases from non-small cell lung cancer (NSCLC). Pharmacyclics recently completed patient enrollment in three Phase 2 trials evaluating MGd in patients with advanced relapsed NSCLC. These multi-center trials will evaluate MGd as a single agent, in combination with Taxotere® (docetaxel), and in combination with Alimta® (pemetrexed).

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and other diseases based on a wide range of targets, pathways and mechanisms. More information about the company, its technology, and products can be found at www.pharmacyclics.com. Pharmacyclics® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

Rituxan® is a registered trademark of Biogen Idec Inc. and Genentech, Inc.

Taxotere® is a registered trademark of Sanofi-Aventis.

Alimta® is a registered trademark of Eli Lilly and Company.

NOTE: Other than statements of historical fact, the statements made in this press release regarding our expectations and product development plans are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "project," "believe," "will," "may," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with unexpected delays in clinical trials and preclinical studies and the timing for making related regulatory filings; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to estimate accurately the amount of cash to be used to fund operations over the next 12 months, our ability to obtain future financing and fund the product development of our pipeline; the initiation, timing, design, enrollment and cost of clinical trials and preclinical studies; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and our future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2007 and its subsequently filed quarterly reports on Form 10-Q. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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